UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2*)

BARNWELL INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.50 PER SHARE

(Title of Class of Securities)

068221100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13D	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 313,808
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 313,808
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 8,241,460 Shares of common stock, par value $0.50 per share, outstanding as of February 11, 2008, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 13, 2008.

CUSIP No. 068221100	13D	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 313,808
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 313,808
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 068221100	13D	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 313,808
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 313,808
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 068221100	13D	Page 5 of 10 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on February 25, 2008 and amended on March 13, 2008 (the “Schedule 13D”), with respect to shares of Common Stock, par value $0.50 per share (the “Shares”), of Barnwell Industries, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island Company; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island Company; Mercury Global Alpha Fund LP, a Delaware limited partnership; and Mercury Special Situations Leveraged Fund LP, a Delaware limited partnership (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned beneficially by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

CUSIP No. 068221100	13D	Page 6 of 10 pages

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $3,436,389.07. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Mercury Global Alpha Fund LP and Mercury Special Situations Leveraged Fund LP owned beneficially 53,352.00; 79,130.00; 8,876.00; 20,224.00; 40,703.00; and 111,523.00 Shares, respectively, representing approximately 0.6%; 1.0%; 0.1%; 0.2%; 0.5%; and 1.4% respectively, of the shares of common stock, par value $0.50, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 313,808 Shares, constituting 3.8% of the 8,241,460 shares of common stock, par value $0.50, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 313,808 Shares, constituting 3.8% of the 8,241,460 shares of common stock, par value $0.50, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 313,808 Shares, constituting 3.8% of the 8,241,460 shares of common stock, par value $0.50, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities covered hereby on March 13, 2008.

CUSIP No. 068221100	13D	Page 7 of 10 pages

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Schedule of Transactions in Shares of the Issuer

Exhibit B	Joint Filing Agreement*

*	Previously filed with the Schedule 13D on February 25, 2008.

CUSIP No. 068221100	13D	Page 8 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2008	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 068221100	13D	Page 9 of 10 pages

EXHIBIT INDEX

Exhibit A	Schedule of Transactions in Shares of the Issuer

Exhibit B	Joint Filing Agreement*

*	Previously filed with the Schedule 13D on February 25, 2008.

CUSIP No. 068221100	13D	Page 10 of 10 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

	Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/14/2008	(16600.00)	9.22
01/14/2008	(1000.00)	9.29
01/15/2008	(3300.00)	8.92
01/15/2008	(700.00)	8.89
01/16/2008	(2900.00)	8.77
01/22/2008	(200.00)	8.26
02/12/2008	(61418.00)	9.96
02/12/2008	130900.00	10.04
02/13/2008	(1300.00)	10.30
02/13/2008	(200.00)	10.46
02/14/2008	(1600.00)	10.29
02/19/2008	(3400.00)	9.99
02/20/2008	10100.00	11.05
02/21/2008	51270.00	11.09
03/04/2008	(7400.00)	9.96
03/05/2008	(27300.00)	9.73
03/06/2008	(7600.00)	9.46
03/07/2008	(500.00)	9.46
03/10/2008	(5000.00)	9.43
03/11/2008	(8300.00)	9.46
03/13/2008	(3599.00)	8.74
03/14/2008	(13785.00)	8.75
03/14/2008	(16180.00)	8.72

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
02/21/2008	85130.00	11.09
02/22/2008	(1100.00)	10.36
03/10/2008	(1200.00)	9.43
03/11/2008	(3700.00)	9.46

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
02/12/2008	8876.00	10.04

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
02/12/2008	20224.00	10.04

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/31/2008	102.00	12.09
02/01/2008	500.00	12.21
02/06/2008	300.00	11.46

Mercury Global Alpha Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/29/2008	3300.00	11.38
01/30/2008	500.00	12.01
01/31/2008	698.00	12.09
03/12/2008	(1800.00)	9.37
03/13/2008	(500.00)	9.21
03/13/2008	(7507.00)	8.74

Mercury Special Situations Leveraged Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/16/2008	2700.00	8.77
01/17/2008	125000.00	8.67
01/18/2008	4700.00	9.70
01/25/2008	6100.00	9.60
01/28/2008	3200.00	10.30
02/04/2008	500.00	11.98
02/12/2008	(88582.00)	9.96
03/04/2008	(6000.00)	9.96
03/05/2008	(10700.00)	9.73
03/06/2008	(10500.00)	9.46
03/07/2008	(600.00)	9.46
03/13/2008	(26694.00)	8.74
03/14/2008	(28815.00)	8.75
03/14/2008	(33820.00)	8.72

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.